UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                            (Amendment No. ___)

                     TCI SATELLITE ENTERTAINMENT, INC.
                              (Name of Issuer)

                   Series B Common Stock, $1.00 par value
                       (Title of Class of Securities)

                                 872298203
                               (CUSIP Number)

                              Myles P. Berkman
              Chairman, Chief Executive Officer and President
                         The Associated Group, Inc.
                             200 Gateway Towers
                       Pittsburgh, Pennsylvania 15222
                               (412) 281-1907

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              With a copy to:

                            Scott G. Bruce, Esq.
                              General Counsel
                         The Associated Group, Inc.
                           Three Bala Plaza East
                                 Suite 502
                      Bala Cynwyd, Pennsylvania 19004

                                  and to:

                             Kent A. Coit, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             One Beacon Street
                        Boston, Massachusetts 02108

                              December 4, 1996
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|.


                                SCHEDULE 13D

CUSIP No.    872298203

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   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  The Associated Group, Inc.
                  51-0260858
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   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) |_|
                                                               (b) |_|
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   3       SEC USE ONLY
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   4       SOURCE OF FUNDS
           OO (See Item 3)
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   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               |_|
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   6       CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
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          NUMBER OF     7    SOLE VOTING POWER (See Item 5)
           SHARES
        BENEFICIALLY    --------------------------------------------------
          OWNED BY       8   SHARED VOTING POWER (See Item 5)
            EACH
          REPORTING                    707,185 Shares
           PERSON       --------------------------------------------------
            WITH        9    SOLE DISPOSITIVE POWER (See item 5)

                        --------------------------------------------------
                        10   SHARED DISPOSITIVE POWER (See Item 5)

                                       707,185 Shares

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   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        (See Item 5)

                   707,185 Shares
--------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
       CERTAIN SHARES     (See Item 5)                             |_|
--------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                   8.4%
--------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON
                    HC
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                                SCHEDULE 13D

CUSIP No.   872298203

--------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Associated Investments, Inc.
            25-1752998
--------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

--------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------
   4    SOURCE OF FUNDS
        OO (See Item 3)

--------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                       |_|

--------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

--------------------------------------------------------------------------
          NUMBER OF     7    SOLE VOTING POWER (See Item 5)
           SHARES
        BENEFICIALLY    --------------------------------------------------
          OWNED BY      8    SHARED VOTING POWER (See Item 5)
            EACH
          REPORTING                        707,185 Shares
           PERSON       --------------------------------------------------
            WITH        9    SOLE DISPOSITIVE POWER (See item 5)

                        --------------------------------------------------
                        10   SHARED DISPOSITIVE POWER (See Item 5)

                                 707,185 Shares

---------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        (See Item 5)

                      707,185 Shares
--------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
        CERTAIN SHARES       (See Item 5)                       |_|

--------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  8.4%
--------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON
                    CO

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Item 1.  Security and Issuer.

         This Statement on Schedule 13D (this "Statement") relates to the Series B Common Stock, par value $1.00 per share (the "Series B Stock"), of TCI Satellite Entertainment, Inc., a Delaware corporation (the "Issuer"). According to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1996 (the "Form 10-Q"), the principal offices of the Issuer are located at 8085 South Chester, Suite 300, Englewood, Colorado 80112.


Item 2.  Identity and Background.

         The Reporting Persons. This Statement is being filed by The Associated Group, Inc., a Delaware corporation ("AGI") and Associated Investments, Inc., a Delaware corporation and a wholly owned subsidiary of AGI ("AII", and together with AGI, the "Reporting Persons"). The address of the principal businesses and offices of AGI is 200 Gateway Towers, Pittsburgh, Pennsylvania 15222. The address of the principal businesses and offices of AII is 300 Delaware Avenue, Suite 564, Wilmington, Delaware 19801.

         During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or simple misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which that Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Directors and Executive Officers of the Reporting Persons. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of AGI and AII are set forth in Schedules I and II hereto, respectively.

         To the best knowledge of each Reporting Person, during the last five years, none of its directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

         On December 4, 1996, AII became the record holder of, and each of the Reporting Persons became the beneficial owner of, 707,185 shares of Series B Stock as a result of a distribution (the "Distribution") of such shares as a dividend by Tele-Communications, Inc., a Delaware corporation ("TCI"), to holders of record at the close of business on November 12, 1996 (the "Record Date") of shares of Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share ("TCI Series B Stock"). As of the Record Date, AII owned of record and each of the Reporting Persons owned beneficially 7,071,852 shares of TCI Series B Stock.

         Neither AII nor AGI paid any consideration in connection with the shares of Series B Stock received in the Distribution.


Item 4.  Purpose of Transaction.

         Reference is made to the discussion in Item 3 hereof for a description of the Distribution. AII received, as a distribution on its shares of TCI Series B Stock and Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share (together with the TCI Series B Stock, the "TCI Common Stock"), 707,185 shares of Series B Stock and 1,247,998 shares of Issuer Series A Common Stock, par value $1.00 per share (together with the Series B Stock, the "Issuer Common Stock"), respectively.

         In general, AGI views the marketable equity securities owned of record by AII (including the shares of Issuer Common Stock) as a source of capital to finance the development and operations of its communications technologies and other businesses and to make acquisitions of operating companies. AGI's current policy is to dispose of a portion of its marketable equity securities (which may include the Issuer Common Stock) from time to time to the extent net operating loss carryforwards are available to offset tax liabilities resulting from such dispositions and otherwise as deemed appropriate by AGI, to fund such development and operations and to make such acquisitions. In addition, AGI may in the future borrow against the Issuer Common Stock beneficially owned by it for the foregoing purposes.

         Except as described in this Statement, neither AII nor AGI has any present plans or proposals with respect to securities of the Issuer which relate to or would result in any of the matters set forth in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended.


Item 5.           Interest in Securities of the Issuer.

         (a) As of the close of business on December 4, 1996, following the Distribution, each of the Reporting Persons beneficially owned 707,185 shares of Series B Stock constituting approximately 8.4% of the shares of Series B Stock issued and outstanding as of December 4, 1996, assuming 8,466,000 shares of Series B Stock outstanding immediately following the Distribution, as reported in the Form 10-Q. Except as set forth in this
Item 5(a), neither of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of its directors or executive officers, beneficially owns any shares of Series B Stock.

         (b) The Reporting Persons share the power to vote and direct the vote and to dispose and direct the disposition of the 707,185 shares of Series B Stock beneficially owned by them. However, by virtue of its ownership of all of the outstanding capital stock of AII, AGI has the power to cause AII to vote, and to dispose or direct the disposition of, such shares of Series B Stock at the times and in the manner determined by AGI. Each share of Series B Stock is convertible at any time, at the option of the holder, into one share of Series A Stock.

         (c) Except as described herein, neither of the Reporting Persons, nor, to the best knowledge of each Reporting Person, any of its directors or executive officers, has effected any transaction in shares of the Series B Stock during the past 60 days.

         (d) None.

         (e) Not applicable.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the
          Issuer.

         Except as described in this Statement, neither of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of its directors or executive officers has any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.


Item 7.   Material to be Filed as Exhibits.

         None.


                                 SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                THE ASSOCIATED GROUP, INC.


                                By: /s/ David J. Berkman
                                   David J. Berkman
                                   Executive Vice President


                                ASSOCIATED INVESTMENTS, INC.


                                By: /s/ David J. Berkman
                                   David J. Berkman
                                   Executive Vice President


DATE:  December 12, 1996


                                 Schedule I

                    DIRECTORS AND EXECUTIVE OFFICERS OF
                         THE ASSOCIATED GROUP, INC.

         The names, business addresses and present principal occupations or employments of the directors and executive officers of AGI are set forth below. If no business address is given, the director's or officer's address is The Associated Group, Inc., 200 Gateway Towers, Pittsburgh, Pennsylvania 15222. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AGI. All of the persons listed below are citizens of the United States.

                                 DIRECTORS
              (INCLUDING EXECUTIVE OFFICERS WHO ARE DIRECTORS)

                                      Present Principal
       Name                        Occupation or Employment

David J. Berkman                    Executive Vice President

Myles P. Berkman                    Chairman, President, Chief Ex-
                                    ecutive Officer and Treasurer

Donald H. Jones                     Vice-Chairman, Nets Inc.

Joseph A. Katarincic                Partner, Katarincic & Salmon


                  EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS


Richard I. Goldstein               Vice President

Scott G. Bruce                     General Counsel and Secretary

Keith C. Hartman                   Controller and Assistant
                                    Secretary


                                Schedule II

                    DIRECTORS AND EXECUTIVE OFFICERS OF
                        ASSOCIATED INVESTMENTS, INC.

         The names, business addresses and present principal occupations or employments of the directors and executive officers of AII are set forth below. If no business address is given, the director's or officer's address is Associated Investments, Inc., 300 Delaware Avenue, Suite 564, Wilmington, Delaware 19801. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AII. All of the persons listed below are citizens of the United States.

                                 DIRECTORS
              (INCLUDING EXECUTIVE OFFICERS WHO ARE DIRECTORS)

                                   Present Principal
       Name                        Occupation or Employment

David J. Berkman                   Executive Vice President

Myles P. Berkman                   Chairman, President, Chief Ex-
                                   ecutive Officer and Treasurer

Donald H. Jones                    Vice Chairman, Nets Inc.

Joseph A. Katarincic               Partner, Katarincic & Salmon


                  EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS


Richard I. Goldstein               Vice President

Scott G. Bruce                     General Counsel and Secretary

Keith C. Hartman                   Controller and Assistant
                                   Secretary